August 31, 2007

Michele M. Anderson
Mail Stop 3720
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Amendment #6 to Freedom Financial Holdings, Inc.
Registration Statement on Form SB-2
Filed August 31, 2007
File No. 333-140538

Dear Ms. Anderson:

Enclosed is a copy of Amendment No. 6 to the Registration Statement on Form SB-2 (the "Registration Statement") of Freedom Financial Holdings, Inc. (the "Company").

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated August 28, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and have been reproduced in this letter. The answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The page numbers referenced in this letter relate to the information set forth in the hard copy version marked to show changes of the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions thereof.

Capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Registration Statement.

1.
We note from the table that reduction of debt will increase by $500,000 if 50% or more of the offering is sold. However, according to your response to our prior comment 2, as well as your disclosure in footnote 2 on page 19, $440,000 of your proceeds will be used to repay your line of credit if you sell 50% or more of the offering. Please advise why this amount differs from the tabular disclosure of the additional $500,000 in debt you will repay if you sell 50% or more of the offering, or alternatively, revise to reconcile these apparent inconsistencies.

1.
Response: The footnotes to the use of proceeds table have been amended to specify how the amount of proceeds specified to the reduction of debt will be allocated. The amended language appears on pages 19 -20 of the enclosed word document. Additionally, the amended language is as follows.

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 1 of 3

The following table demonstrates how the Company intends to use the offering proceeds if 25%, 50%, 75% or 100% of the offering is sold.

Percentage of Offering Sold (1)	25%	50%	75%	100%
Expansion of Subsidiary	$100,000 (13.3%)	$200,000 (13.3%)	$350,000 (15.5%)	$550,000 (18.4%)
Investment in Technology	$60,000 (8%)	$60,000 (4%)	$300,000 (13.3%)	$300,000 (10%)
Open New Offices	$50,000 (6.7%)	$100,000 (6.7%)	$250,000 (11.1%)	$400,000 (13.3%)
Recruitment of New Loan Officers	$50,000 (6.7%)	$75,000 (5%)	$200,000 (9%)	$400,000 (13.3%)
Legal	$100,000 (27.8%)	$100,000 (6.7%)	$100,000 (4.5%)	$100,000 (3.3%)
Underwriting Commissions	$60,000 (8%)	$120,000 (8%)	$180,000 (8%)	$240,000 (8%)
Printing	$29,000 (3.9%)	$29,000 (1.9%)	$29,000 (1.3%)	$29,000 (1%)
Accounting	$50,000 (6.7%)	$50,000 (3.4%)	$50,000 (2.2%)	$50,000 (1.7%)
Operating & Working Capital	$51,000 (6.8%)	$66,000 (4.4%)	$91,000 (4%)	$231,000 (7.7%)
Reduction of Debt	$200,000(2) (26.6%)	$700,000(3) (46.6%)	$700,000(3) (31.1%)	$700,000(3) (23.3%)
Total	$750,000	$1,500,000	$2,250,000	$3,000,000
(1) The proceeds from the offering will be used to pay all expenses (legal, accounting, underwriting commissions, and printing) of the offering first. Thereafter, the Company intends to use the proceeds proportionately according to the percentages listed above.
(2) Upon the Company raising $750,000 (25% of the offering), $200,000 will be used to reduce a note payable to Lake City Bank which matures on November 10, 2010. The interest rate on the Lake City Bank note is at prime plus .5%, currently at 8.75% per annum. For a more detailed description of the Lake City Bank note see page F-17 of the notes to the financial statements.
(3) As of the date of this prospectus, $500,000 has been advanced to the Company pursuant to the terms of a line of credit dated April 27, 2007 and amended on August 1, 2007. Principal and interest at a flat 10% of the outstanding principal will be paid upon the Company raising $1,500,000 (50% of the offering) or more in this offering. As such, $550,000 of the proceeds of the offering will be used to pay the line of credit. In the event that the Company raises less than $1,500,000, the principal will continue to accrue interest at a flat rate of 20% per year and will be paid from operations, when available. The remaining $150,000 will be applied to the note payable to Lake City Bank the terms of which are disclosed in FN2, above.

2.
Regarding your notes receivable balance of $253,900 as of June 30, 2007, we note that it resulted from loan(s) originated but not sold during the six months ended June 30, 2007. Explain to us why you did not classify it as loans held for sale in your consolidated balance sheet. Note that loans held for sale should be recorded at lower of cost or market. Refer to paragraph 28 of SFAS 65.

2.	Response: We have revised the balance sheet to reflect the $253,900 as loans held for sale, at the lower of cost or market. We also revised Note 3 to clarify the details of such loans.

3.
We note your disclosure of the issuance of 15,000 units (consisting of 15,000 Class A Convertible Preferred Stock, 15,000 Series A Common Stock warrants and 15,000 Series B Common Stock warrants) in a private placement during the six months ended June 30, 2007. However, we also note the issuance of 225,700 warrants (consisting of 112,850 Series A Common Stock warrants and 112,850 Series B Common Stock warrants) during the same period based on your disclosures on page F-21. Please reconcile for us the different number of Series A and Series B Common Stock warrants issued during the six month period ended June 30, 2007 and clarify your disclosures. Also ensure that you provide disclosure of all recent issuances of unregistered securities pursuant to Item 701 of Regulation S-B.

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 2 of 3

3.
Response: We have revised the table on Note 5 to roll forward from December 31, 2006 the number of units issued during the subsequent six months. We believe the table now clearly reconciles the different number of Series A and Series B warrants issued during the six month period ended June 30, 2007.

All recent issuances of unregistered securities are fully disclosed in the financial statements as well as Item Number 26 of the prospectus.

If you would like further explanation of the contents of this letter, please feel free to call us at (858) 566-7010.

Weintraub Law Group, PC

/s/
Kristin Lund, Esq.

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 3 of 3